UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Vedanta Limited

(Name of Subject Company)

Vedanta Resources Limited

Twin Star Holdings Limited

Vedanta Holdings Mauritius Limited

Vedanta Holdings Mauritius II Limited

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Equity Shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number of Class of Securities)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkeley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Rajiv Gupta

Paul Dudek

William Hackett

Latham & Watkins LLP

555 Eleventh St. NW

Washington, DC 20004

(202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Vedanta Resources Limited together with, Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively, the “Acquirer Group”), to acquire 371,750,500 Equity Shares, par value Re. 1 per equity share, of Vedanta Limited (“Vedanta”), representing 10% of the fully diluted voting share capital of Vedanta Limited, at a price per Equity Share of INR 160. Such communications include a public announcement of the offer on January 9, 2021 (as amended by the Corrigendum published on January 14, 2021), a detailed public statement published on January 15, 2021 and a draft letter of offer posted to the website of the Securities and Exchange Board of India on January 19, 2021.

Additional Information and Where to Find It

The tender offer described in this filing has not yet commenced This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vedanta. It is also not a substitute for the tender offer materials that the Acquirer Group will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, the Acquirer Group will file tender offer materials on Schedule TO with the SEC. THE TENDER OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY VEDANTA’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Vedanta’s shareholders free of charge. In addition, the tender offer materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Public Announcement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 11, 2021).

99.2	Corrigendum to Public Announcement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 15, 2021).

99.3	Detailed Public Statement (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K furnished to the SEC on January 19, 2021).

99.4	Draft Letter of Offer.